Americas Gold And Silver Announces Initial Ore Placement At Relief Canyon And Provides A Construction Update

TORONTO, Dec. 19, 2019 /PRNewswire/ -- Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals producer, provides a construction update on the Relief Canyon gold project in Nevada.

The Relief Canyon project has advanced to its final stage of construction with initial ore placement on the leach pads achieved earlier today and first gold pour expected in the first half of January 2020. The development continues on budget at a rapid pace and the Company expects to bring the mine into commercial production by late Q1/early Q2, 2020.

"Fiscal 2019 has been a pivotal year for the Company with the successful acquisition and execution of the Relief Canyon project, the ramp-up and optimization of the San Rafael mine in Mexico, and the announcement and commencement of the Galena Complex re-capitalization plan with Mr. Eric Sprott," said Americas Gold and Silver President and CEO, Darren Blasutti. "I'm extremely proud of our technical team, the Relief Canyon employees, and contractors who were able to get ore placed on the newly constructed leach pads, only seven months since the start of construction. Construction commenced in mid-May after closing the Pershing transaction and Sandstorm financings in April, and our team has worked diligently since then to achieve the Company's objectives. With the commencement of ore stacking, the Company is anticipating first gold production in the first half of January 2020 and commercial production by late Q1/early Q2, 2020."

Construction Update

In early December, Americas began actively mining ore at Relief Canyon. The mining contractor continues to deliver and assemble mobile equipment to meet the planned ramp-up in the mining rate, as required. Construction of the leach pads is effectively complete, including placement of the overliner. Commissioning of the 3,200-foot overland conveyor system and grasshopper conveyors is complete. The Company has begun crushing and stacking ore on the leach pads with over 70,000 tons of ore stockpiled and is waiting on expected ordinary course permits before the start of leaching.

The ADR processing plant at the Relief Canyon project has received and installed over 90% of the equipment necessary to refine and pour gold. Wet testing of the plant is in its final stages and the Company plans to test the carbon stripping circuit, including electrowinning, over the next two weeks.

The Company expects to see multi-year precious metals growth in 2020 and 2021 driven primarily from the Relief Canyon mine along with progressively increasing silver production from the San Rafael mine. With the closing of the acquisition of Relief Canyon, Americas increased its precious metal reserves by approximately 250% year-over-year and over 90% on a per share basis. The ramp-up of gold production at the Relief Canyon project is expected to advance the Company towards its anticipated 500% increase in precious metals production by 2021. The Company expects to release two-year forward production and cost guidance in early February 2020.

Exploration Plans

Americas has budgeted approximately $1.9 million for exploration at Relief Canyon in 2020. Exploration drilling will commence in the south and southwest areas of the pit with the goal of increasing resources by the end of 2020. The Relief Canyon deposit is geologically open on three sides and the Company controls a land package of approximately 11,700 hectares (~30,000 acres) in-and-around the mine site, of which only 20% has been explored to date. Additional exploration plans include field work on the larger land package to identify future satellite drill targets.

About Americas Gold and Silver Corporation

Americas Gold and Silver is a high-growth, low-cost, precious metals mining company with multiple assets in North America. It owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the Company's construction, production, development plans and performance expectations at the Relief Canyon Mine, including the anticipated timing of production. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction and operate the Relief Canyon Mine, and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

Cautionary Note to U.S. Investors:

The terms "proven and probable silver reserve", "silver resource", "measured silver resource", "indicated silver resource", and "inferred silver resource" used in the press release are mining terms used in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission ("SEC"). Moreover, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission's Industry Guide 7. As such, information contained in the Company's disclosure concerning descriptions of mineralization, reserves and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CONTACT: Darren Blasutti, President and CEO, Americas Gold and Silver Corporation, 416-848-9503